COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG GOLDEN ENTERPRISES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND A PEER GROUP



GOLDEN ENTERPRISES, INC.

NASDAQ STOCK MARKET (U.S.)

PEER GROUP

* $100 invested on 5/31/01 in stock or index-including reinvestment of dividends.
Index calculated on month-end basis.